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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2002

AUTONOMY CORPORATION PLC

Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: 44 (0)1223 448 000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

        On October 7, 2002, Autonomy Corporation plc (the "Company") issued a press release announcing the Company's preliminary results for the three months ended September 30, 2002. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

        On October 24, 2002, the Company issued a press release announcing the Company's full results for the three and nine months ended September 30, 2002. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

        On each of October 7, 2002, October 25, 2002, October 28, 2002, October 30, 2002 and October 31, 2002, the Company issued a release through the London Stock Exchange's Registered News Service in accordance with the Listing Rules of the United Kingdom Listing Authority, announcing details of purchases by the Company of its own shares for cancellation. Copies of the releases are attached hereto as Exhibit 99.3 and incorporated herein by reference

Exhibits
99.1	Press Release issued on October 7, 2002, announcing preliminary results for the three months ended September 30, 2002.
99.2	Press Release issued on October 24, 2002, announcing results for the three and nine months ended September 30, 2002.
99.3
Releases issued in each of October 7, 2002, October 25, 2002, October 28, 2002, October 30, 2002 and October 31, 2002, announcing details of purchases by the Company of its own shares for cancellation.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: October 31, 2002	By:	/s/ ANDREW M. KANTER Andrew M. Kanter Chief Operating Officer

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AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued on October 7, 2002, announcing preliminary results for the three months ended September 30, 2002.
99.2	Press Release issued on October 24, 2002, announcing results for the three and nine months ended September 30, 2002.
99.3
Releases issued in each of October 7, 2002, October 25, 2002, October 28, 2002, October 30, 2002 and October 31, 2002, announcing details of purchases by the Company of its own shares for cancellation.

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SIGNATURES
AUTONOMY CORPORATION PLC INDEX TO EXHIBITS